Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS REVS UP
CONVERSION OF COMPRESSED NATURAL GAS TRUCK FLEET

Toronto, Ontario – September 30, 2014 - Progressive Waste Solutions Ltd. (TSX:BIN) (NYSE:BIN) (the "Company" or “Progressive Waste Solutions Ltd.”), has added about 250 natural gas-powered trucks to its waste and recycling collection fleet since it announced its commitment in May 2013 to increase the number of natural gas powered trucks it purchases. The Company now has close to 400 natural gas powered-vehicles on the road in North America, which represents approximately 10% of its collection fleet.

“We are proud to be a leader in the waste services sector in the conversion to natural gas fleets and deliver on our promise to create a more sustainable future,” said Joseph D. Quarin, President and Chief Executive Officer, Progressive Waste Solutions. “Compressed natural gas ("CNG") is a cleaner source of fuel from well to wheel and, by converting to it, we provide our customers in the communities we serve a more environmentally friendly approach to collecting residential and commercial waste and recyclable materials.”

The use of natural gas as a vehicle fuel gained further prominence last month when Prime Minister Harper and President Obama jointly released the Regulatory Cooperation Council Forward Plan, which specifically identified natural gas vehicle deployment as a priority area and committed both countries to take a more focused approach by federal policymakers on natural gas vehicle codes, standards, regulatory, and harmonization issues.

Progressive Waste Solutions’ fleet of nearly 400 natural gas powered vehicles operate in 10 markets: three in Canada including Vancouver, BC, Barrie, ON and Montreal, QC, and seven in the United States including St. Louis, MO, Natchitoches, LA, New Orleans, LA, McKinney, TX, Dallas, TX, Haltom City, TX, and Tampa, FL. The Company expects to have more than 550 natural gas powered vehicles on its routes by the end of 2015. CNG trucks will be added in Canada and the United States as the Company prepares to start new residential collection contracts it has been awarded in Frisco, TX, Jefferson Parish, LA, and Brampton, ON.

Progressive Waste Solutions typically purchases 300 to 400 trucks per year through the normal replacement of its fleet and is on track to have up to 55% of the total number of vehicles it replaces annually in Canada and the U.S. fuelled by CNG. By 2019, the Company expects 18-20% of its fleet to be powered by natural gas.

A new waste or recycling collection truck powered by natural gas typically costs about 15% more than a conventional diesel powered truck. As natural gas costs less than diesel, the Company expects a return on this investment within an attractive timeframe.

The switch to natural gas has also become simpler, as companies can build their own fueling stations, as Progressive Waste Solutions has done at several sites of its current CNG fleet.  The Company plans to continue adding to its fueling capacity as it converts its fleet.

“In the past 15 months, we have increased the number of CNG-powered vehicles in our fleet by about 250 trucks and made substantial progress toward our goals,” said Kevin Walbridge, Executive Vice President and Chief Operating Officer, Progressive Waste Solutions. "We are dedicated to doing business in the most sustainable way possible, while providing our customers with outstanding service.”

Natural gas is an economical and environmentally friendly fuel choice for transportation. Ideal for return-to-base fleets like waste haulers, courier trucks, buses, tractor trailers and marine vessels.  Its benefits include:

•	Reduced carbon emissions, the principal greenhouse gas that contributes to global warming, by more than 20% compared to older diesel trucks;

•	Natural gas fuel costs have historically been 25-50% lower than diesel;

•	Takes advantage of North America’s abundant natural gas reserves.

In 2013, Progressive Waste Solutions took part in the Carbon Disclosure Project’s (“CDP”) climate change program, designed to facilitate the management of greenhouse gas emissions and identify the risks and opportunities associated with climate change. Progressive Waste Solutions achieved a score in the top 10% of companies sampled in the CDP’s Canada 200 Climate Disclosure Leadership Index.  The Company’s CNG fleet conversion program has played a role in this designation with the significant increase in the use of CNG-powered vehicles.

A video of Progressive Waste Solutions’ CNG fleet can be seen at https://www.youtube.com/user/ProgressiveWaste/videos

Caution regarding forward looking statements

Comments in this press release are subject to the same risks and uncertainties outlined in the Risk and Uncertainties section of the Company's Management Discussion and Analysis, as applicable and investors are urged to fully review these sections before making an investment decision. This press release contains forward-looking statements and forward-looking information. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events. These statements can generally be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "budget," "continue," "could," "estimate," "expect," "forecast," "goals," "intend," "intent," "belief," "may," "plan," "foresee," "likely," "potential," "project," "seek," "strategy," "synergies," "targets," "will," "should," "would," or variations of such words and other similar words. Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions. These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of the Company's Management Discussion and Analysis. We caution that the list of factors is illustrative and by no means exhaustive. In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements in this press release are qualified by these cautionary statements. The forward-looking statements in this press release are made as of the date of this press release and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

About Progressive Waste Solutions Ltd.

As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

Commitment to Sustainability

Progressive Waste Solutions is committed to creating a more sustainable future. Our environmental practices and technologies provide benefits including: diversion of waste from our landfills through our recycling facilities; organized, timely, safe waste removal from residential and business communities; energy capture of greenhouse gases for productive use; and recycling and composting to conserve precious resources. Beyond meeting and exceeding regulatory expectations, we work constantly to identify best management practices that promote environmental sustainability.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Contact Information:
Progressive Waste Solutions Ltd
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com